SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                               ANALEX CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    032653107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Jon M. Stout
                          13380 West Polo Road (#104A)
                              Wellington, FL 33414
                                  561-792-6965

                                    Copy To:
                              Arthur H. Bill, Esq.
                                 Foley & Lardner
                            3000 K Street, Suite 500
                              Washington, DC 20007
--------------------------------------------------------------------------------
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 18, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

CUSIP No. 032653107              13D                           Page 2 of 16

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jon M. Stout (Individually and as trustee of the Stout Dynastic Trust and manager of S Co., LLC )
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 -----------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,351,514 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             583,625 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,351,514 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,935,139 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Consists of shares owned directly by Mr. Stout (127,168 shares); the Stout Dynastic Trust, of which Mr. Stout serves as the trustee (1,515,422 shares); and S Co., LLC, of which Mr. Stout serves as the manager (740,605 shares). Also include warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares) and the Stout Dynastic Trust (668,158 shares).

CUSIP No. 032653107              13D                           Page 3 of 16


(2)    Consists of shares owned directly by Patricia W. Stout, the wife of Jon
       M. Stout,(166,634 shares), Shawna Stout (89,776 shares); and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Patricia W. Stout (for 230,769 shares) and Shawna Stout (6,670 shares).

CUSIP No. 032653107              13D                           Page 4 of 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patricia W. Stout
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          397,403 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,537,736 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          397,403 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,935,139 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
(1) Consists of 166,634 shares owned directly by Patricia W. Stout and warrants and options to purchase 230,769 shares from the issuer held by her.

(2) Consists of shares owned directly by Jon M. Stout (127,168 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares) and Shawna Stout (for 6,670 shares).

CUSIP No. 032653107              13D                           Page 5 of 16
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stout Dynastic Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 ------------------------------------------------------------------------------
      SEC USE ONLY
 3
 ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,183,580 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,751,559 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,183,580 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,935,139 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------
(1) Consists of 1,515,422 shares owned directly and options and warrants to purchase shares from the issuer for 618,158 shares.

(2) Consists of shares owned directly by Jon M. Stout (127,168 shares), S Co., LLC (740,605 shares), Patricia W. Stout (166,634 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (300,161 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (6,670 shares).

CUSIP No. 032653107              13D                           Page 6 of 16

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S Co., LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          740,605 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,194,534 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          740,605 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,935,139 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

(1)    Consists of 740,605 shares owned directly.

(2) Consists of shares owned directly by Jon M. Stout (127,168 shares), the Stout Dynastic Trust (1,515,422 shares), Patricia W. Stout (166,634 shares), Shawna Stout (89,776 shares) and Marcus Stout (89,776 shares). Also includes warrants and options to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust

CUSIP No. 032653107              13D                           Page 7 of 16


       (for 668,158 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (for 6,670 shares).

CUSIP No. 032653107              13D                           Page 8 of 16

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Shawna Stout
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          96,446 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,838,693 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          96,446 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,935,139 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Consists of 89,776 shares owned directly and options and warrants to purchase 6,670 shares from the issuer.

(2) Consists of shares owned directly by Jon M Stout (127,168 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Patricia W. Stout

CUSIP No. 032653107              13D                           Page 9 of 16


         (166,634 shares) and Marcus Stout (89,776 shares). Also includes options and warrants to purchase shares from the issuer held by Jon M. Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares) and Patricia W. Stout (for 230,769 shares).

CUSIP No. 032653107              13D                           Page 10 of 16

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marcus Stout
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
 -----------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          89,776 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,845,363 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          89,776 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,935,139(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
 -----------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1)    Consists of 89,776 shares owned directly.

(2) Consists of shares owned directly by Jon M Stout (127,168 shares), the Stout Dynastic Trust (1,515,422 shares), S Co., LLC (740,605 shares), Patricia W. Stout (166,634 shares) and Shawna Stout (89,776 shares). Also includes options and warrants to purchase shares from the issuer held by Jon M.

CUSIP No. 032653107              13D                           Page 11 of 16

       Stout (for 300,161 shares), the Stout Dynastic Trust (for 668,158 shares), Patricia W. Stout (for 230,769 shares) and Shawna Stout (for 6,670 shares).

CUSIP No. 032653107              13D                           Page 12 of 16

Item 1.   Security and Issuer

     This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Analex Corporation, Inc., a New York corporation (the "Issuer"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.   Identity and Background

     This Amendment is filed jointly on behalf of Jon M. Stout; Patricia W. Stout; Shawna Stout; Marcus Stout; the Stout Dynastic Trust, an irrevocable trust organized under the laws of Delaware (the "Trust"); and S Co., LLC, a Delaware limited liability company (the "LLC")(collectively, the "Filing Group"). Securities ownership data is reported in this Amendment as of the close of business on July 18, 2003.

     Jon M. Stout is Chairman of the Board and a member of the Issuer's Board of Directors, trustee of the Trust, and manager of the LLC. Patricia W. Stout is the wife of Jon M. Stout, and Shawna Stout and Marcus Stout are the son and daughter of Jon M. Stout and Patricia W. Stout. Shawna Stout is a director of the Issuer. All of such individuals are U.S. citizens. The address of each member of the Filing Group is: 13380 West Polo Road (#104A), Wellington, FL 33414.

     As more fully discussed under Item 6 below, on July 18, 2003, the members of the Filing Group entered into an agreement with the Issuer (the "Securities Repurchase Agreement") pursuant to which the Issuer will purchase an aggregate of 2,625,451 shares of Common Stock and warrants and options to purchase an aggregate of 1,209,088 shares of Common Stock from the members of the Filing Group for an aggregate consideration of $9,166,844.21. The securities to be repurchased by the Issuer constitute substantially all of the shares of Common Stock currently owned by Jon M. Stout, all of the shares of Common Stock currently owned by the other members of the Filing Group and all of the warrants and options currently owned by all the members of the Filing Group. As more fully discussed under Item 6 below, the Securities Repurchase Agreement was entered into in conjunction with a financing transaction that the Issuer plans to effect with an institutional investor.

     On July 18, 2003, Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, S Co., LLC, J. Richard Knop, C.W.Gilluly and certain other persons entered into a Voting Agreement (the "2003 Voting Agreement") relating to the transactions discussed under Item 6 below. A separate Schedule 13D is being filed by those shareholders that are parties to the 2003 Voting Agreement. Certain of those persons, including Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust, C.W. Gilluly and J. Richard Knop also were parties to the Voting Agreement, dated as of March 30, 2002 and amended on November 1, 2002 (the "2000 Voting Agreement"), and such persons entered into a Voting Termination Agreement, dated as of July 18, 2003, to terminate the 2000 Voting Agreement upon the closing of the financing transaction discussed under Item 6 below. Messrs. Knop and Gilluly are not deemed to be members of the Filing Group for purposes of this Amendment No. 4 to Schedule 13D as they are not parties to the Securities Repurchase Agreement, are not disposing of any shares in connection with the transactions discussed under Item 6 below, although they will enter into an agreement terminating the 2000 Agreement.

     During the past five years, no member of the Filing Group has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     Information relating to the Filing Group's previously reported acquisitions of Analex equity securities is set forth under Item 3 of the original Schedule 13D and previously filed amendments thereto.

Item 4.   Purpose of Transaction

Item 5.   Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in the items 3, 4 and 5 of the Schedule 13D, as previously amended, is hereby further amended to report the following information.

  CUSIP No. 032653107              13D                           Page 13 of 16

     As stated above, the Securities Repurchase Agreement provides for the repurchase by the Issuer from the members of the Filing Group of an aggregate of 2,625,451 shares of Common Stock and warrants and options to purchase an aggregate of 1,209,088 shares of Common Stock for an aggregate consideration of $9,166,844.21. The aggregate purchase price to be paid by the Issuer to the members of the Filing Group pursuant to the Securities Repurchase Agreement is calculated by multiplying the number of shares of Common Stock to be repurchased (including those issuable under warrants and options held by the members of the Filing Group) by $2.63 per share, and then reducing such amount by the amount of aggregate exercise prices of the warrants and options held by the members of the Filing Group. The $2.63 per share amount was determined by applying a 5% discount to the average closing price of the Common Stock for the 90 trading days preceding June 19, 2003, which was the date on which certain of the parties to the transactions that included the securities repurchase agreed to such transactions subject to various conditions. The average closing price for such period was approximately $2.76 per share, resulting in a discounted purchase price of $2.63 per share.

     The Securities Repurchase Agreement was entered into by the Issuer in conjunction another agreement, also dated as of July 18, 2003, entered into by the Issuer with an institutional investor providing for the purchase by such investor from the Issuer of securities to be issued by the Issuer (the "Financing Transaction"). The Issuer plans to seek the approval of its stockholders of the Financing Transaction and related repurchase of securities from the Filing Group (hereinafter referred to collectively as the "Transactions") at a special meeting of stockholders of the Issuer expected to be held in September 2003 (the "Special Meeting") and it is anticipated that the Transactions will be consummated simultaneously at a closing (the "Closing") following such meeting. The Issuer filed preliminary proxy soliciting material with the Securities and Exchange Commission on July 23, 2003 for use in connection with the Special Meeting at which the proposed Transactions will be voted on by stockholders of the Issuer. The proceeds from the Financing Transaction will be used in part to finance the Issuer's repurchase of securities from the members of the Filing Group. As stated under Item 2 above, under the terms of the 2003 Voting Agreement entered into by certain members of the Filing Group with certain other stockholders of the Issuer, certain members of the Filing Group agreed to vote in favor of the proposed Transactions at the Special Meeting. In addition, pursuant to the Voting Termination Agreement dated as of July 18, 2003, entered into by certain members of the Filing Group and certain other stockholders of the Issuer, such members of the Filing Group agreed to terminate the 2000 Voting Agreement effective as of the Closing.

     The shares of Common Stock to be repurchased by the Issuer from Jon M. Stout pursuant to the Securities Repurchase Agreement constitute substantially all of the shares of Common Stock currently owned by him except for approximately 100,000 shares which Mr. Stout will continue to own and which he plans to donate in the future to a specified academic institution. If, following the consummation of the Transactions and through January 31, 2006, Mr. Stout attempts to transfer such shares to any party other than by donation to the academic institution, then the Issuer will have the right to repurchase such shares for $2.63 per share. This repurchase right will also apply for a 15-day period ending on February 15, 2006, if Mr. Stout has not gifted the shares prior to January 31, 2006. If Mr. Stout has not gifted the shares and the Issuer does not exercise its repurchase right on or prior to February 15, 2006, then Mr. Stout will thereafter hold the shares free of the restrictions described above.

     On May 12, 2003, Jon M. Stout commenced a sales plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 providing for the sale by him of up to 800 shares of Common Stock on each business day that the market price of the Common Stock is at least $2.50 per share. During the 60-day period from May 19, 2003 to July 18, 2003, a total of 28,300 shares of Common Stock were sold pursuant to the plan. Mr. Stout will terminate the Rule 10b5-1 plan as soon as practicable after the current blackout under the Issuer's insider trading policy ends, which is expected to be on or about July 28, 2003.

     In conjunction with the above proposed Transactions, Jon M. Stout will enter into an Employment Termination Agreement, dated as of July 18, 2003, with the Issuer pursuant to which his employment with the Issuer will be terminated upon consummation of the Transactions. Pursuant to that agreement, at the Closing, the Issuer will pay Mr. Stout $280,000, representing two years' base salary under his existing employment agreement. In addition, Mr. Stout and the Issuer will enter into a Confidentiality and Non-Competition Agreement pursuant to which Mr. Stout agrees not to compete with the Issuer's business, solicit customers or vendors or solicit or hire Issuer employees, consultants or service providers for a period of three years following the Closing. As consideration for such non-competition and non-solicitation restrictions, and as long as Mr. Stout is in compliance with such agreement, the Issuer will pay him $50,000 every three months during the term of the agreement, for aggregate consideration of $600,000. At the closing, Jon M. Stout will resign as the Chairman and a director of the Issuer and Shawna Stout will resign as a director of the Issuer.

CUSIP No. 032653107              13D                           Page 14 of 16

     Consummation of the Transactions, including the Issuer's repurchase of securities from members of the Filing Group pursuant to the Securities Repurchase Agreement, is subject to numerous conditions, including approval of the Transactions by stockholders of the Issuer at the Special Meeting, as well as approval by stockholders of the Issuer at such meeting of a proposed amendment to the Issuer's Certificate of Incorporation increasing its authorized capital stock.

Item 7.   Material to Be Filed as Exhibits

     The documents previously filed as exhibits to the Schedule 13D are incorporated herein by reference. In addition, the following documents are filed as exhibits herewith:

Exhibit No.                              Document
-----------                              --------

     1 Securities Repurchase Agreement, dated as of July 18, 2003, by and among Analex Corporation, Jon M. Stout, Patricia Stout, Shawna Stout, Marcus Stout, Stout Dynastic Trust and S Co., LLC

     2 Voting Agreement, dated as of July 18, 2003, by and among the persons listed on Schedule I thereto

     3 Form of Voting Termination Agreement to be entered into by and among the persons listed on the signature page thereof

     4 Form of Employment Termination Agreement to be entered into by and between Analex Corporation and Jon M. Stout

     5 Form of Confidentiality and Non-Competition Agreement to be entered into by and between Analex Corporation and Jon M. Stout

CUSIP No. 032653107              13D                           Page 15 of 16

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

                                        /s/ Jon M. Stout
                                        ------------------------------------
                                        Jon M. Stout

Dated: July 25, 2003

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct. Stout Dynastic Trust


                                        /s/ Jon M. Stout
                                        ------------------------------------
                                        By: Jon M. Stout, Trustee

Dated: July 25, 2003

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct. S Co., LLC


                                        /s/ Jon M. Stout
                                        ------------------------------------
                                        By: Jon M. Stout, Manager

Dated: July 25, 2003

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.


                                        /s/ Patricia W. Stout
                                        ------------------------------------
                                        Patricia W. Stout

Dated: July 26, 2003

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.


                                        /s/ Shawna Stout
                                        ------------------------------------
                                        Shawna Stout

Dated: July 26, 2003

CUSIP No. 032653107              13D                           Page 16 of 16

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No 4 to Schedule 13D is true, complete and correct.


                                        /s/ Marcus Stout
                                        ------------------------------------
                                        Marcus Stout

Dated: July 26, 2003